
November 30, 2017

Stan Erck
President and Chief Executive Officer and Interim Chief Financial Offi
Novavax, Inc.
20 Firstfield Road
Gaithersburg, Maryland 20878

> **Re: Novavax, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-26770**

Dear Mr. Erck:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 52

1. Please explain to us your basis for excluding the $325 million in convertible notes from your contractual obligations table . Refer to Item 303(a)(5) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg at (202) 551-2339 or Angela Connell at (202) 551-3426 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance